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                               February 14, 2024

       Junsei Ryu
       Chairman and CEO
       TOYO Co., Ltd
       Tennoz First Tower F5, 2-2-4
       Higashi-shinagawa, Shinagawa-ku
       Tokyo, Japan 140-0002

                                                        Re: TOYO Co., Ltd
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted February
8, 2024
                                                            CIK No. 0001985273

       Dear Junsei Ryu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 8, 2023 letter.

       Amendment to Draft Registration Statement on Form F-4

       Unaudited Pro Forma Combined Balance Sheet, page 150

   1. Please ensure that material transactions that occurred after the most recent balance sheet date are adjusted for
in the pro forma balance sheet to the extent related to the transaction.
                                                        In this regard, we note
working capital notes from December 2023 as well as extension notes issued subsequent
to the balance sheet.
       Unaudited Pro Forma Combined Statement of Operations, page 153

   2. As your annual pro forma statement of operations is presented for the twelve months
 Junsei Ryu
TOYO Co., Ltd
February 14, 2024
Page 2
      ended June 30, 2023, your interim pro forma statement of operations should be presented for the three months ended September 30, 2023. Please revise to include a pro forma statement of operations for the interim period including BWAQ and TOYO Solar data for the three months ended September 30, 2023.
Compensation of Directors and Executive Officers, page 222

3. Please update your disclosure in this section to reflect the fiscal year ended December 31,
      2023.
       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameJunsei Ryu
                                                            Division of
Corporation Finance
Comapany NameTOYO Co., Ltd
                                                            Office of
Manufacturing
February 14, 2024 Page 2
cc:       Will Cai
FirstName LastName